UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

DAEGIS INC.

(Name of Subject Company)

DAEGIS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

233720101

(CUSIP Number of Class of Securities)

Timothy P. Bacci

Chief Executive Officer

Daegis Inc.

600 E. Las Colinas Blvd., Suite 1500

Irving, Texas 75039

(214) 584-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Whit Roberts Locke Lord LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 (214) 740-8000	Gordon A. Davies Chief Legal Officer and Corporate Secretary Open Text Corporation 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 519-888-7111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Daegis Inc., a Delaware corporation (the “Company”), initially filed on October 23, 2015 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Company D Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares (as defined in the Initial Schedule 14D-9 in Item 1 under the heading “Class of Securities”) that are issued and outstanding, at a price of $0.82 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, and are incorporated by reference herein. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8. ADDITIONAL INFORMATION

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately prior to the section beginning with the heading “Forward-Looking Statements”:

Consummation of the Offer and the Merger

The Offer expired, as scheduled, at 12:01 A.M., New York City time, on Monday, November 23, 2015. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Purchaser and the Company that a total of 14,113,666 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered and Shares that were owned as of the date of the commencement of the Offer by the Company or any wholly-owned subsidiary of the Company) were validly tendered in accordance with the terms of the Offer and not withdrawn on or prior to the Expiration Time. The validly tendered Shares represent approximately 86.12% of the Shares outstanding as of the Expiration Time. In addition, notices of guaranteed delivery have been delivered with respect to 30,699 Shares. The number of Shares tendered into the Offer satisfied the Minimum Tender Condition (as defined in the Merger Agreement) as of the expiration of the Offer. All conditions to the Offer have been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, in accordance with the terms of the Offer.

On November 23, 2015, following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, Purchaser merged with and into the Company, with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent, pursuant to the procedure provided for under DGCL Section 251(h), without any stockholder approvals. As a result of the Merger, each Share outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive the Merger Consideration (as defined in the Merger Agreement), without interest thereon and subject to any required withholding taxes (which is the same amount per Share that will be paid in the Offer), other than Shares held (i) by Parent or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, which Shares were canceled and ceased to exist without payment being made with respect to such Shares, or (ii) by stockholders of the Company who are entitled to and who validly exercise appraisal rights under DGCL Section 262 with respect to such Shares.

Shares ceased trading on the OTC Pink® marketplace as of November 23, 2015.

On November 23, 2015, Parent issued a press release announcing the expiration and results of the Offer and the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2015	DAEGIS INC.

	By:	/s/ Gordon A. Davies
Gordon A. Davies
Secretary